Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

March 11, 2009

To Shareholders and ADS Holders of Chartered Semiconductor Manufacturing Ltd. (“Chartered”)

Dear Shareholder / ADS Holder,

•	27-for-10 rights offering at S$0.07 per ordinary share (indicative price of US$0.45 per ADS) to raise net proceeds of approximately US$300 million

•	Singapore Technologies Semiconductors Pte Ltd to act as a standby purchaser and purchase up to approximately 90% of the total number of new ordinary shares offered for subscription under this offering

On Monday, March 9, 2009, we announced that we intend to raise net proceeds of approximately US$300 million through the issue of approximately 6,870 million new ordinary shares (directly or in the form of ADSs) at a price of S$0.07 per ordinary share (indicative price of US$0.45 per ADS based on the prevailing exchange rate on March 6, 2009 as reported by Bloomberg L.P.). The issue is in the form of a rights offering, which means that existing shareholders and ADS holders will be offered rights to subscribe for new ordinary shares or new ADSs in proportion to their holdings in Chartered. These rights are being offered on the following basis:

(1) 27 new ordinary shares for every 10 existing ordinary shares held as at 5.00 p.m. (Singapore time) on March 18, 2009; and

(2) 27 new ADSs for every 10 ADSs held as at 5.00 p.m. (New York City time) on March 18, 2009.

This offering is fully underwritten, on a several basis, by Citi, Deutsche Bank and Morgan Stanley, or the underwriters. Singapore Technologies Semiconductors Pte Ltd, or STS, which holds approximately 59.36% of the issued ordinary share capital of Chartered as of today and is a wholly-owned subsidiary of Temasek Holdings (Private) Limited, is supportive of this offering and has undertaken to Chartered and the underwriters to subscribe in full for its pro rata entitlement of approximately 4,078 million of the new ordinary shares being offered for subscription under this offering. In addition, STS has committed to the underwriters to act as a standby purchaser and purchase up to approximately 90% of the total number of new ordinary shares being offered for subscription under this offering (including STS’ pro rata entitlements and any other excess ordinary shares which STS may acquire). The directors who are eligible to participate in this offering, including myself, also intend to take up our entitlements under this offering in part or in full.

You may have seen some articles in the press on this offering and may be wondering why we are raising this capital and whether you should participate. For the reasons described below, the Board of Directors and I strongly believe this offering is in the best interests of Chartered and its shareholders.

RATIONALE FOR THE RIGHTS OFFERING AND USE OF PROCEEDS

The crisis in the financial markets and deteriorating economic conditions globally have adversely impacted many industries including the semiconductor and foundry industries. The depth and duration of the downturn and the availability of credit on reasonable terms are uncertain. Hence, we believe that a pro-active and prudent approach to managing our capital resources is critical to our business. This offering will strengthen our capital position, and provide us with additional liquidity to manage our maturing indebtedness, fund planned and future capital expenditures, and for general corporate purposes. This offering will also improve our debt to equity leverage ratios and further support us in executing our technology roadmap as well as long-term strategy of planned growth. We also believe the strengthened capital position will preserve the confidence and commitment of our customer base.

As of December 31, 2008, our cash balance was US$594.1 million. In addition to our cash on hand, we had unutilized credit facilities of approximately U$1,007.9 million of which US$750 million are credit facilities available for equipment purchase in Fab 7. On the same date, we had obligations totalling US$2,106.4 million, consisting of US$1,840.5 million in debt and US$265.9 million in the form of convertible redeemable preference shares, or CRPS, which we currently believe are unlikely to be converted into ordinary shares. Shareholder’s equity as of December 31, 2008 was US$1,443.4 million. Accordingly, our debt to equity ratio and net debt to equity ratio as of December 31, 2008 were 1.46 and 1.05, respectively. While we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and research and development expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months, we have decided to take pro-active steps to manage our capital resources. After giving effect to the estimated net proceeds of this offering amounting to approximately US$300 million, our adjusted debt to equity and adjusted net debt to equity ratio will be 1.21 and 0.70, respectively1.

In view of the above and after assessing a number of options, we determined that a rights offering represents the most appropriate funding option at this point and is in the interest of all holders of Shares and ADSs. This offering provides all holders of Shares and ADSs with the opportunity to subscribe on a pre-emptive basis for new ordinary shares and ADSs at a discount of approximately 65.9% to the last traded price of Chartered’s ordinary shares on the SGX-ST of S$0.205 per ordinary share on the date of the announcement of this offering, March 9, 2009, and of approximately 71.0% to the closing price of Chartered’s ADSs on Nasdaq of US$1.55 per ADS on March 6, 2009.

FURTHER INFORMATION

We have set up two helplines to answer any queries you may have in relation to the offer process. The contact numbers are +65 6511 1809 for holders of ordinary shares and +1 800 308-7887 for ADS holders. Please note that the helplines are unable to offer investment advice.

We will announce the results of this offering on or around April 9, 2009 and I look forward to communicating with all of you again at that time.

Yours truly,

Chia Song Hwee
President and CEO
Chartered Semiconductor Manufacturing Ltd.

Note:

1	Debt to equity ratio has been calculated by aggregating our total debt obligations (including capital leases) and CRPS, and dividing such amount by our total shareholders’ equity. Adjusted debt to equity ratio has been calculated by aggregating our total debt obligations (including capital leases) and CRPS, and dividing such amount by the sum of our total shareholders’ equity and the estimated net proceeds from this offering.

Net debt to equity ratio has been calculated by aggregating our total debt obligations (including capital leases) and CRPS, deducting the amount of our cash balance, and dividing such amount by our total shareholders’ equity. Adjusted net debt to equity ratio has been calculated by aggregating our total debt obligations (including capital leases) and CRPS, deducting the amount of our cash balance (including the estimated net proceeds from this offering), and dividing such amount by the sum of our total shareholders’ equity and the estimated net proceeds from this offering.